# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Wearable Devices Ltd., CIK 0001887673
CUSIP: M97838409
Title of class of securities: Ordinary shares, no par value per share
Address of issuer's principal executive offices: 5 HA-TNUFA ST., YOKNE'AM ILLIT, Israel (L3), 2066736
Date of event which requires filing of this statement: 08/07/2026
Filed by CIK 0002092834
Persons authorized to receive notices and communications: Nissim Daniel, 5 Ha'Rav Levin Street, Ramat Gan, Israel (L3), 5226039, 972-54-232-1222

## Reporting persons
- J.B.D Innovation Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 381,361; sole dispositive power 315,361; shared dispositive power 0; aggregate amount beneficially owned 381,361 (15.5% of the class)
  Comment: (1) Based on a total of 2,459,741 ordinary shares, no par value per share, of Wearable Devices Ltd. (the "Ordinary Shares" and the "Issuer", respectively) outstanding as of the date hereof, which amount was provided to the Reporting Persons by the Issuer.
- Nissim Daniel (CIK 0002092834): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 381,361; sole dispositive power 315,361; shared dispositive power 0; aggregate amount beneficially owned 381,361 (15.5% of the class)
  Comment: (1) Nissim Daniel is the sole owner, the sole director and the Chief Executive Officer of J.B.D Innovation Ltd. ("J.B.D").
  
  (2) Based on a total of 2,459,741 Ordinary Shares of the Issuer outstanding as of the date hereof, which amount was provided to the Reporting Persons by the Issuer.
- Victor Tshuva & Co. - Law Offices: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 381,361; sole dispositive power 66,000; shared dispositive power 0; aggregate amount beneficially owned 381,361 (15.5% of the class)
  Comment: (1) Based on a total of 2,459,741 Ordinary Shares of the Issuer outstanding as of the date hereof, which amount was provided to the Reporting Persons by the Issuer.
- Victor Tshuva: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 381,361; sole dispositive power 66,000; shared dispositive power 0; aggregate amount beneficially owned 381,361 (15.5% of the class)
  Comment: (1) Victor Tshuva is the sole owner and the Chief Executive Officer of Victor Tshuva & Co. - Law Offices ("Victor Tshuva & Co.").
  
  (2) Based on a total of 2,459,741 Ordinary Shares of the Issuer outstanding as of the date hereof, which amount was provided to the Reporting Persons by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, no par value per share
Name of issuer: Wearable Devices Ltd.
Address of issuer's principal executive offices: 5 HA-TNUFA ST., YOKNE'AM ILLIT, Israel (L3), 2066736
Comment: The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D previously filed by the undersigned on July 27, 2026, as amended on July 29, 2026 and on August 4, 2026 (as amended, the "Schedule 13D"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as provided herein, each Item of the Schedule 13D remains unchanged. The Reporting Persons are filing this Amendment No. 3 to disclose the entry into a Cooperation Agreement and a related Side Letter with the Issuer, pursuant to which the parties agreed to resolve the matters that were the subject of the Reporting Persons' demand for a special meeting of shareholders and the legal proceedings relating to the Issuer's proposed private placement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

On August 7, 2026, the Reporting Persons entered into a Cooperation Agreement (the "Cooperation Agreement") with the Issuer to resolve the matters raised in the Reporting Persons' demand letter requesting that the Issuer convene a special general meeting of shareholders (the "Demand Letter") and the legal proceedings commenced by the Reporting Persons in connection with the Issuer's previously announced private placement (the "Court Proceedings").

Pursuant to the Cooperation Agreement, effective three business days following the dismissal of the legal proceedings, two existing directors of the Issuer will resign from the Issuer's board of directors and the Issuer will take the necessary actions to appoint four new directors to the Issuer's board of directors. Following such appointments and resignations, the Issuer's board of directors will consist of seven members.

In addition, pursuant to the Cooperation Agreement, the Reporting Persons agreed to irrevocably withdraw their Demand Letter and cease all efforts in furtherance thereof, and the parties agreed that the Court Proceedings would be dismissed with no order as to costs. On August 10, 2026, following the filing of a joint notice and motion for termination of the Court Proceedings, the Court dismissed the Court Proceedings with no order as to costs.

Moreover, pursuant to the Cooperation Agreement, each Reporting Person agreed, for a period of two years following the execution of the Cooperation Agreement, to cause its affiliates to refrain from taking any direct or indirect action to knowingly hinder, interfere with, change or influence the Issuer's or any of its subsidiaries' corporate governance, operations, management or board composition, except as expressly permitted by the Cooperation Agreement, with the prior written consent of the Issuer or in connection with voting its shares at meetings of the Issuer's shareholders.

The Cooperation Agreement also contains certain mutual release and non-disparagement provisions applicable to the parties. The releases do not include rights or claims to enforce the Cooperation Agreement or claims relating to fraud, malicious actions or willful misconduct.

In connection with the Cooperation Agreement, on August 7, 2026, J.B.D Innovation Ltd. entered into a Side Letter with the Issuer pursuant to which it committed, for a period of 24 months, to provide financing to the Issuer if the Issuer's board of directors determines in good faith that the Issuer does not have sufficient financial resources to fund its operations for the following 24 months. If such condition is satisfied, J.B.D Innovation Ltd. has agreed to provide debt financing in an aggregate principal amount of not less than $12.0 million for the purpose of funding the Issuer's ongoing current business operations. Such financing would be structured as convertible debt and would be subject to negotiation and execution of definitive financing documentation.

The foregoing description of the Cooperation Agreement and the Side Letter is qualified in its entirety by reference to the full text thereof, copies of which are filed as exhibits hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Part (a) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information included herein is based on a total of 2,459,741 Ordinary Shares of the Issuer outstanding as of the date hereof, which amount was provided to the Reporting Persons by the Issuer.

J.B.D has the sole dispositive power over 315,361 Ordinary Shares, representing in the aggregate approximately 12.82% of the outstanding share capital of the Issuer, and a shared voting power over 381,361 Ordinary Shares, representing in the aggregate approximately 15.50% of the outstanding share capital of the Issuer.

Nissim Daniel does not directly own any Ordinary Shares. Mr. Daniel, as the sole owner and director of J.B.D, may be deemed a beneficial owner of any Ordinary Shares beneficially owned by J.B.D.

Victor Tshuva & Co. has the sole dispositive over 66,000 Ordinary Shares, representing approximately 2.68% of the outstanding share capital of the Issuer, and a shared voting power over 381,361 Ordinary Shares, representing in the aggregate approximately 15.50% of the outstanding share capital of the Issuer. Pursuant to the Agreement, J.B.D and Victor Tshuva & Co. agreed to act in concert with respect to their holdings of Ordinary Shares of the Issuer, and, until the transfer of 66,000 Ordinary Shares to Victor Tshuva & Co. is completed, J.B.D has agreed to vote such shares in accordance with the instructions of Victor Tshuva & Co. The acquisition of the 66,000 Ordinary Shares by Victor Tshuva & Co. is being effected pursuant to the Agreement, as described in Items 3 and 6 of this Schedule 13D.

Victor Tshuva does not directly own any Ordinary Shares. Victor Tshuva is the sole owner and the Chief Executive Officer of Victor Tshuva & Co.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits

Exhibit 4 - Cooperation Agreement, dated August 7, 2026, by and among Wearable Devices Ltd., J.B.D Innovation Ltd. and Victor Tshuva & Co. - Law Offices.

Exhibit 5 - Side Letter, dated August 7, 2026, by and between Wearable Devices Ltd. and J.B.D Innovation Ltd

## Signatures
- J.B.D Innovation Ltd.: /s/ Nissim Daniel, Nissim Daniel/Chief Executive Officer (08/11/2026)
- Nissim Daniel: /s/ Nissim Daniel, Nissim Daniel (08/11/2026)
- Victor Tshuva & Co. - Law Offices: /s/ Victor Tshuva, Victor Tshuva/Chief Executive Officer (08/11/2026)
- Victor Tshuva: /s/ Victor Tshuva, Victor Tshuva (08/11/2026)